UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 12b-25

Commission File Number 1-4351

NOTIFICATION OF LATE FILING

(Check One):    [ ] FORM 10-K  [ ] FORM 11-K  [ ] FORM 20-F
                [X] FORM 10-Q  [ ] FORM N-SAR

For Period Ended: September 30, 1994

[  ] Transition Report on Form 10-K
[  ]  Transition Report on Form 10-Q
[  ] Transition Report on Form 20-F
[  ]  Transition Report on Form N-SAR
[  ] Transition Report on Form 11-K

For the Transition Period Ended:

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing
checked above, identify the Item(s) to which the notification
relates:        Not Applicable

                    Part I.  Registrant Information

Full name of registrant:              Southeastern Public Service
                                      Company
Former name if applicable:            Not Applicable
Address of principal executive
office (street and number):           2001 N.W. 107th Avenue

City, State and Zip Code:             Miami, Florida 33172


                   Part II.  Rules 12b-25(b) and (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.
(Check appropriate box.)


[   ]           (a) The reasons described in reasonable detail in
                Part III of this form could not be eliminated without unreasonable effort or expense;



[ X ] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[  ]            (c) The accountant's statement or other exhibit
                required by Rule 12b-25(c) has been attached if applicable.

                         Part III.  Narrative

      State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if necessary).

      The preparation of the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 1994 could not be completed by the prescribed filing date of November 14, 1994 without unreasonable effort or expense as a result of the following:

      - As previously reported, on October 27, 1993 the Registrant announced that it was changing its fiscal year end from a fiscal year ended February 28 or 29 of each year to a calendar year ended December 31 of each year, effective with the ten-month transition period ended December 31, 1993. The Registrant is unable to restate prior periods and, accordingly, has used the three-month period ended August 31, 1993 as the comparable prior year quarter and the nine-month period ended August 31, 1993 as the comparable prior year nine-month period. Because of the difficulties in (i) compiling the financial statements for the prior year nine-month period, that had not previously existed for financial reporting purposes, and (ii) making comparisons for management's discussion and analysis, the change in the Registrant's fiscal year has contributed to the Registrant's inability to finalize its consolidated financial statements for the quarterly period ended September 30, 1994 (which includes the nine-month period ended September 30, 1994) without unreasonable effort or expense.

      - As previously reported, in July 1993, the Board of Directors of the Registrant adopted a resolution calling for the sale or discontinuance of substantially all of the Registrant's operating businesses and assets, other than the Registrant's equity interest in certain subsidiaries of Triarc, the Registrant's parent. Pursuant to such resolution, in June 1994 the Registrant entered into a Letter of Intent (the "Letter of Intent") with certain members of its management, providing for such management's purchase of substantially all of the Registrant's assets which relate to the Registrant's cold storage and refrigeration business. The closing (the "Closing") of the transactions contemplated by the Letter of Intent has been scheduled to occur no later than November 30, 1994. Because of the significant amount of time and effort of key personnel of the Registrant dedicated to the preparation for the Closing that would have been otherwise dedicated to preparing the Registrant's Quarterly Report, the Registrant has been unable to finalize its consolidated financial statements for the Quarterly Report on Form 10-Q for the quarterly period ended September 30, 1994 without unreasonable effort or expense.

      - On September 20, 1994, Triarc and a wholly-owned subsidiary of Triarc (the "Merger Subsidiary") entered into the Agreement and Plan of Merger (the "Merger Agreement") with Long John Silver's Restaurants, Inc. ("LJS"), providing for the merger of the Merger Subsidiary with and into LJS. Because of the significant amount of time and effort of key personnel of the Registrant (who are also key personnel of Triarc) dedicated to the negotiation of the Merger Agreement and the preparations for the closing of transactions contemplated thereby, including without limitation, the financings required thereby, which time and effort would have been otherwise dedicated to preparing the Registrant's Quarterly Report, the Registrant has been unable to finalize its consolidated financial statements for the Quarterly Report on Form 10-Q for the quarterly period ended September 30, 1994 without unreasonable effort or expenses.

      For all of the above-stated reasons, the preparation of the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 1994, including the financial statements to be included therein, could not be completed by the prescribed filing date of November 14, 1994 without unreasonable effort or expense.

                      PART IV.  Other Information

      (1) Name and telephone number of person to contact in regard to this notification:

Brian L. Schorr, Esq.                 212             230-3045
      (Name)                    (Area Code)     (Telephone Number)

      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                           [ X ]  Yes   [  ]  No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                           [ X ]  Yes   [  ]  No

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                          See Annex A hereto

                  Southeastern Public Service Company
                ---------------------------------------
             (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  November 14, 1994              By:/s/ Fred H. Schaefer
                                      ----------------------
                                      Fred H. Schaefer
                                      Vice President and
                                      Chief Accounting Officer

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                                                               Annex A


      For the reasons stated in Part III to this Form 12b-25, the condensed consolidated financial statements of the Registrant for the quarterly period ended September 30, 1994 have not been completed. The Registrant, however, expects to report in its Quarterly Report on Form 10-Q net sales of $5.1 million for the three months ended September 30, 1994 compared to $5.3 million for the three months ended August 31, 1993 (the "Comparable 1993 Period"), pre-tax income of $0.7 million in the 1994 quarter compared with $1.0 million in the Comparable 1993 Period and net income of $0.7 million for the 1994 quarter compared to $2.2 million for the Comparable 1993 Period. The Comparable 1993 Period was used since it is the most nearly comparable period to the three months ended September 30, 1994. The $1.5 million decline in net income is principally due to the absence in 1994 of a $1.3 million benefit for income taxes that was recorded in 1993. In both periods the Registrant had a loss for income tax purposes after adjustment for the dividend exclusion on the equity in earnings of affiliates included in pre-tax income. In 1994, the Registrant was unable to recognize a benefit on such tax loss since the Registrant's current estimated 1994 full year effective tax rate is zero since such estimate assumes taxable income with no provision required due to the impact of net operating loss carryforwards for which valuation allowances will be reversed.
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